EXHIBIT 99.1

Magal S3 to Release First Quarter 2014 Results
on May 29, 2014

YAHUD, Israel, May 15, 2014 /PRNewswire/ --MagalS3(NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its first quarter 2014 results on May 29, 2014.

The Company will hold an investors' conference call on the same day, at 10am Eastern Time.

 Investors' Conference Call Information:

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: +1-888-668-9141

Israel Dial-in Number: +03-918-0610

UK Dial-in Number: +44(0)-800-917-5108

International Dial-in Number: +972-3-918-0610

at:

10 am Eastern Time; 7 am Pacific Time; 3pm UK Time; 5 pm Israel Time

A replay link of the call will be available from the day after the call on http://www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web:  www.magal-s3.com

GK Investor Relations
Ehud Helft / Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@gkir.com